FOREST OIL CORPORATION 707 Seventeenth Street, Suite 3600 Denver, CO 80202
Phone: (303) 812-1785	Fax: (303) 812-1445

July 13, 2011

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-7010

Re:                             Forest Oil Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 1-13515

Dear Mr. Schwall:

Set forth below is our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 23, 2011 with respect to the filing referenced above.  For your convenience, the text of the Staff’s comments are set forth below in bold, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Engineering Comments

1.                                      Regarding your response to prior comment four in which you indicate that the current cost estimate of the pipeline is $5.5 million.  This appears to be a significant investment relative to the cost of the wells.  Please see the definition of proved undeveloped reserves under ‘Definitions’ in Rule 4-10(a)(31) of Regulation S-K.  Also, as you first reported in 2007 that production would begin in 2009 and it is now 2011 and first production has not occurred, it appears that updated disclosure is warranted.  Please revise your document as necessary.

Response:  Our costs to drill, complete, and conduct extended productivity testing of the two existing wells totaled approximately $14 million.  These two wells are fully completed and ready for production.  (Our total cost for the project, including seismic acquisition and geological and geophysical [“G&G”] costs, was over $20 million.)  We previously concluded that the $5.5 million cost of the pipeline, which is sized to handle production from more wells than the existing two, is not a significant investment in this context.  However, we understand the Staff’s concern and that the magnitude of the pipeline expenditure might be viewed as inconsistent with a proved developed classification.  We propose that we reclassify our reserves in Italy so that all reserves are placed in the proved undeveloped category.  This reclassification would have no impact on our financial statements, and we would propose that it be made with respect to our reserve estimates at December 31, 2011.

We also recognize that the pace associated with our development in Italy has been significantly slower than we originally anticipated.  We propose that we provide updated disclosure on the development of our reserves in Italy, including the timing of the development, in conjunction with disclosure of our December 31, 2011 reserve estimates.  In that regard, we note that our production concession was approved last week by the Italian Ministry of Economic Development, although the approval remains contingent on final approval of our Environmental Impact Statement (“EIS”) by the applicable regional government.  We continue to expect the regional government’s final determination with respect to our EIS by year-end.

2.                                      We note your response to our prior comment five.  However, it appears that the price of $17.48 is significantly above the price reported by other Italian gas producers.  Given that you have just two wells, no production to date, and reserves of 52 BCF, it does not appear appropriate for you to use such a high price in evaluating your reserves.  Please revise your reserve estimates accordingly, or explain why you believe it is appropriate to rely on a higher price than that received by other firms.

Response:  We have discussed this comment with Jim Murphy, who directed us to Eni SpA’s (“Eni”) Form 20-F for the year ended December 31, 2010.  Eni used what appears to be a blended price of $8.41/Mcf for purposes of determining the standardized measure of its natural gas reserves in Italy, which we recognize is significantly lower than the price that we used for our own reserves located in the Monte Pallano area of Italy.  With that said, our experience has been that the natural gas market in Italy is not as transparent or consistent as is the market in the United States, such that significant regional price differentials within Italy may occur.  The $17.48 price we used for our Italy reserves was supported by pricing proposals from appropriate gas buyers and was tied to market pricing in the Monte Pallano area where 100% of our Italy reserves are located.  Eni’s pricing, given its market share in Italy, would likely be based on country-wide price realizations including a substantial weighting (28% of its 2010 production) towards its sales to its affiliated Gas & Power Division, presumably under internally-set transfer pricing.  We also do not know whether Eni’s contracts include long-term, fixed-price arrangements that no longer reflect the current market.  For these reasons, we remain reluctant simply to abandon our own pricing assessment and replace it with Eni’s country-wide designated price.

However, we also appreciate the Staff’s concerns on this issue.  As an initial matter, we can confirm that if Eni’s $8.41/Mcf price were used in our reserve estimates, the volume of our reserve estimates would not change.  Reducing the price would of course reduce the standardized measure of the reserves.  However, even reducing the price to Eni’s $8.41/Mcf would only result in a 4.8% decrease in the total standardized measure of Forest’s consolidated reserves, which would not be material.  For these reasons, we propose that we review our assessment of general pricing and regional differentials in Italy in the context of our 2011 year-end reserve audit, with the assurance that we will take steps to assess and give deference to the prices that other exploration and production companies, including Eni, use to determine the standardized measure of their natural gas reserves in Italy.

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In connection with the foregoing responses, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of this matter.

Sincerely,

/s/ Michael N. Kennedy

Michael N. Kennedy
Executive Vice President and Chief Financial Officer

Cc:                               Tracie Towner

Mark Wojciechowski

United States Securities and Exchange Commission

Division of Corporation Finance

H. Craig Clark

President and Chief Executive Officer

Forest Oil Corporation